UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-38827

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Cortland Savings and Banking Company

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cortland Bancorp

194 West Main Street

Cortland, Ohio 44410

THE CORTLAND SAVINGS AND

BANKING COMPANY

401(k) PLAN

AUDITED

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees

The Cortland Savings and Banking Company 401(k) Plan

Cortland, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Cortland Savings and Banking Company 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018; the related statement of changes in net assets available for benefits for the years then ended; and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Plan Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) for the Year Ended December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2009.

/s/ S.R. SNODGRASS, P.C.

Cranberry Township, Pennsylvania
June 18, 2020

The Cortland Savings and Banking Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2019	2018
ASSETS
Investments at fair value	$15,701,562	$13,157,088
Notes receivable from participants	134,224	160,017

TOTAL ASSETS	15,835,786	13,317,105
TOTAL LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$15,835,786	$13,317,105

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
	2019	2018
ADDITIONS
Investment income:

Net appreciation (depreciation) in the fair value of investments	$1,591,940	$(969,381)
Interest and dividend income	624,591	721,720

Total investment income	2,216,531	(247,661)

Interest income on notes receivable from participants	8,926	9,010
Other income	786	583

Contributions:
Employee	611,754	559,198
Employer	367,342	337,303
Rollovers	3,240	16,804

Total contributions	982,336	913,305

Total additions	3,208,579	675,237

DEDUCTIONS
Distributions to participants	670,675	2,082,683
Administrative expense	19,223	8,012

Total deductions	689,898	2,090,695

NET INCREASE (DECREASE)	2,518,681	(1,415,458)

Net Assets Available For Benefits Beginning of Year	13,317,105	14,732,563

NET ASSETS AVAILABLE FOR BENEFITS END OF YEAR	$15,835,786	$13,317,105

The accompanying notes are an integral part of these financial statements.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 – DESCRIPTION OF PLAN

The following description of The Cortland Savings and Banking Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Cortland Savings and Banking Company (the Bank). Full-time and part-time employees who are 18 years of age or older and are not considered seasonal employees are eligible to participate immediately upon their hire date. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA). The Board of Directors of the Bank is responsible for oversight of the Plan. The Compensation and Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors of the Bank.

Although it has not expressed any intent to do so, the Bank reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Contributions

Participants may make salary deferral contributions at their discretion. Participant contributions may not exceed the dollar limit set by law, which was $19,000 and $18,500 for the years ended 2019 and 2018, respectively. The Bank matches each participant’s contributions up to a maximum of 5 percent of the participant’s annual compensation. Additional amounts may be contributed at the discretion of the Board of Directors of the Bank, for which there were none in 2019 and 2018. The IRS allows individuals who are at least 50 years of age to make catch-up contributions. The maximum amount of the catch-up contributions was $6,000 for both years ended 2019 and 2018.

Participant-Directed Accounts

The participant’s elective deferrals, Bank contributions, and an allocation of the Plan earnings and losses are allocated to participant-directed accounts. Allocations are based on participant compensation, contributions and account balances, as defined. The benefit to which a participant is entitled is the fair value of the participant’s vested account.

Separate Investment Options

Each participant may direct contributions and earnings to be invested in one or more investment options in the Plan. The options are summarized as follows:

Cortland ER Stock Fund

These funds are invested in a unitized fund of Cortland Bancorp common stock. Unitized accounting is a method of valuing a group of assets using units in place of shares and assigning a unit value on a daily basis. These units are priced daily to determine the fair value of the fund.

Mutual Funds

These funds are invested in various mutual funds offered by the Plan.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Vesting

Participants are immediately vested in their salary deferral contribution, the Bank’s matching contribution, and any earnings or losses thereon.

Payments of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, terminates employment with the Bank, becomes totally disabled, or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 1 – DESCRIPTION OF PLAN (continued)

If a participant dies before receiving all of the benefits in their account, the beneficiary will receive the remainder in the participant’s account as a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made over a period of time not to exceed the participant’s life expectancy or the joint life expectancy of the participant and designated beneficiary at the time the election is made.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25% to 6.50%. Rates are indexed using the Wall Street Journal Prime plus 1% fixed at inception. Principal and interest are paid ratably through payroll deductions for active employees and, inactive participants with outstanding loan balances have the option to make payment-in-full through the Plan participant website.

NOTE 2 – ACCOUNTING POLICIES

Basis of Presentation

The accompanying Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

Valuation of Investments

Investments are stated at fair value as determined by quoted market prices. The market price for Cortland Bancorp common stock (trade symbol CLDB) held in the Cortland ER Stock Fund and Personal Brokerage Accounts was determined by prices quoted on the NASDAQ Capital Market. Prior to March 8, 2019, Cortland Bancorp common stock traded on the OTCQX Marketplace. Valuation methods are reviewed and approved by the Compensation and Benefits Committee.

Net Change in Aggregate Fair Value of Investments

In accordance with the policy of stating investments at fair value, the change in the aggregate fair value of investments for the year is reflected in the Statements of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded as distributions when paid.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Bank. No such officer or employee receives compensation from the Plan. Audit and administrative fees are paid directly by the Bank. Such costs amounted to $24,687 and $24,628 for the years ended December 31, 2019 and 2018, respectively. Administrative expenses at the Plan relating to administrative and record-keeping fees are paid by the Plan and recorded as incurred.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 2 – ACCOUNTING POLICIES (continued)

Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their employer contributions.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions at December 31, 2019 and 2018.

Recent Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement.” The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. Plan management is to adopt this guidance going forward and does not anticipate a material impact on the Plan’s financial position.

NOTE 3 – INVESTMENTS

The Plan’s investments are administered by Voya International Trust Company (Voya) through an agreement dated March 1, 2001. The Plan’s Personal Brokerage Account investments are administered by T.D. Ameritrade through the Voya Financial platform.

NOTE 4 – TAX STATUS

On September 1, 2014, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (IRC). The Plan has not received a determination letter specific to the Plan itself; however, the Plan administrator and the Plan’s tax counsel believe that the Plan was designed and was being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 5 – RELATED-PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

Voya Institutional Trust Company is the Trustee for the Plan. Voya Financial, Inc. provides recordkeeping and asset segregation services for the Plan. T.D. Ameritrade is the administrator for the Personal Brokerage Accounts and is responsible for recordkeeping and asset segregation of these accounts.

The Cortland ER Stock Fund is a unitized fund that is comprised solely of Cortland Bancorp common stock and cash and is administered by Voya.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 6 – CONCENTRATIONS OF RISK

The Plan has investments in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Since the assets held by the Plan include Cortland Bancorp common stock, the anticipated assets available for benefits in 2020 will be partially the result of the Company’s future stock market performance, which is subject to various risk factors.

The fair value of Cortland Bancorp common stock held by the Plan through the Cortland ER Stock Fund and Personal Brokerage Accounts totaled $2,440,451 and $2,133,524 at December 31, 2019 and 2018, respectively.

The common stock is thinly traded. Thus, the fair value at the time of sale or purchase may be affected by the number of shares sold or bought, and/or other market conditions.

NOTE 7 – FAIR VALUE MEASUREMENTS

Accounting guidance affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell the asset in an orderly transaction, and clarifies and includes additional factors for determining whether there has been a significant decrease in market activity for an asset when the market for that asset is not active. Accounting guidance requires an entity to base its conclusion about whether a transaction was not orderly on the weight of the evidence.

The Plan groups assets recorded at fair value into three levels based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement (with Level I considered highest and Level III considered lowest). A brief description of each level follows:

Level I: Quoted prices are available in active markets for identical assets as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets include items for which quoted prices are available but which trade less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management’s best estimate of fair value, where inputs into the determination of fair value require significant management judgment or estimation.

Valuation techniques are designed to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Cortland ER Stock Fund, Cortland Common Stock and Other Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019 and 2018:

	December 31, 2019
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$2,393,302	$—	$—	$2,393,302
Mutual funds:
Bond/income funds	3,161,037	—	—	3,161,037
Asset allocation funds	3,566,456	—	—	3,566,456
Balanced funds	509,802	—	—	509,802
Equity funds	4,219,857	—	—	4,219,857
Specialty funds	376,853	—	—	376,853
Global/international funds	807,517	—	—	807,517

Total mutual funds	12,641,522			12,641,522
Personal brokerage accounts:
Non-interest bearing cash	482,403	—	—	482,403
Cortland common stock	47,149	—	—	47,149
Other common stock	117,346	—	—	117,346
Mutual funds	19,840	—	—	19,840

Total personal brokerage accounts	666,738	—	—	666,738

Total assets at fair value	$15,701,562	$—	$—	$15,701,562

	December 31, 2018
	Level I	Level II	Level III	Total
Assets:
Cortland ER Stock Fund	$2,089,203	$—	$—	$2,089,203
Mutual funds:
Bond/income funds	3,209,804	—	—	3,209,804
Asset allocation funds	2,845,433	—	—	2,845,433
Balanced funds	438,245	—	—	438,245
Equity funds	3,123,034	—	—	3,123,034
Specialty funds	269,701	—	—	269,701
Global/international funds	624,796	—	—	624,796

Total mutual funds	10,511,013			10,511,013
Personal brokerage accounts:
Non-interest bearing cash	65,366	—	—	65,366
Cortland common stock	44,321	—	—	44,321
Other common stock	404,735	—	—	404,735
Mutual funds	42,450	—	—	42,450

Total personal brokerage accounts	556,872	—	—	556,872

Total assets at fair value	$13,157,088	$—	$—	$13,157,088

The Cortland Savings and Banking Company 401(k) Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2019 and 2018

NOTE 8 – SUBSEQUENT EVENTS

On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic. The rapidly developing pandemic has generated significant uncertainty in the global economy and volatility in financial markets. The COVID-19 pandemic has affected and may continue to affect the market price of Cortland Bancorp common stock and other Plan assets. Due to the ongoing economic uncertainty and volatility caused by COVID-19, the resulting financial impact to the Plan cannot be reasonably estimated.

Following this declaration, the U.S. Federal government passed the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” on March 27, 2020. The CARES Act allows eligible plan participants to request penalty-free distributions of up to $100,000 before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, permits increasing the limit for plan loans, permits suspension of loan payments due for up to one year, and permits individuals to stop receiving 2020 required minimum distributions. As a result of the SECURE Act of 2019, the Plan has delayed the commencement date for required minimum distributions to age 72 beginning in 2020. The Plan is in the process of considering Plan amendments for these optional provisions.

The Cortland Savings and Banking Company 401(k) Plan

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 34-0165477

Plan Number: 002

December 31, 2019

(a)	(b)	(c)		(d)	(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value		Cost	Current Value
	CORTLAND ER STOCK FUND
*	Cortland ER Stock Fund	Unitized Fund	121,948 Units	N/A	$2,393,302

	TOTAL CORTLAND ER STOCK FUND				2,393,302

	MUTUAL FUNDS
	American Funds EuroPacific Growth Fund - Class R-3	Mutual Funds	7,463 Units	N/A	406,297
	American Funds New Perspective Fund - Class R-3	Mutual Funds	8,408 Units	N/A	387,879
	American Funds The Income Fund of America - Class R-3	Mutual Funds	22,031 Units	N/A	509,802
	BlackRock Health Sciences Opportunities Portfolio - Inv. A Shares	Mutual Funds	5,835 Units	N/A	376,853
*	Voya Fixed Account	Mutual Funds	2,462,034 Units	N/A	2,462,034
*	Voya Fixed Account A	Mutual Funds	278,577 Units	N/A	278,577
*	Voya GNMA Income Fund - Class A	Mutual Funds	16,219 Units	N/A	137,051
*	Voya MidCap Opportunities Fund - Class A	Mutual Funds	16,702 Units	N/A	335,384
*	Voya Russell Large Cap Index Portfolio - Class I	Mutual Funds	20,844 Units	N/A	519,432
*	Voya Russell Mid Cap Index Portfolio - Class I	Mutual Funds	8,347 Units	N/A	113,931
*	Voya Russell Small Cap Index Portfolio - Class I	Mutual Funds	10,778 Units	N/A	154,121
	American Century One ChoiceSM 2020 Portfolio - Investor Cl	Mutual Funds	35,739 Units	N/A	429,943
	American Century One ChoiceSM 2025 Portfolio - Investor Cl	Mutual Funds	104,457 Units	N/A	1,502,099
	American Century One ChoiceSM 2030 Portfolio - Investor Cl	Mutual Funds	15,802 Units	N/A	198,948
	American Century One ChoiceSM 2035 Portfolio - Investor Cl	Mutual Funds	26,136 Units	N/A	411,121
	American Century One ChoiceSM 2040 Portfolio - Investor Cl	Mutual Funds	7,241 Units	N/A	95,442
	American Century One ChoiceSM 2045 Portfolio - Investor Cl	Mutual Funds	39,443 Units	N/A	650,808
	American Century One ChoiceSM 2050 Portfolio - Investor Cl	Mutual Funds	5,061 Units	N/A	68,933
	American Century One ChoiceSM 2055 Portfolio - Investor Cl	Mutual Funds	12,390 Units	N/A	184,740
	American Century One ChoiceSM 2060 Portfolio - Investor Cl	Mutual Funds	1,059 Units	N/A	14,000
	American Century One ChoiceSM In Ret Portfolio - Investor Cl	Mutual Funds	808 Units	N/A	10,421
	American Century Emerging Markets Fund	Mutual Funds	1,082 Units	N/A	13,341
	AB Large Cap Growth Fund - Class R	Mutual Funds	32,710 Units	N/A	1,778,117
	Dreyfus/Standish Global Fixed Income Fund - Class I	Mutual Funds	2,945 Units	N/A	64,722
	Goldman Sachs Small Cap Growth Insights Fund - Class A	Mutual Funds	6,457 Units	N/A	236,581
	Pioneer Equity Income Fund - Class A Shares	Mutual Funds	14,174 Units	N/A	518,482
	Prudential Total Return Bond Fund - Class Z	Mutual Funds	15,184 Units	N/A	218,653
	Victory Sycamore Established Value Fund - Class R	Mutual Funds	7,081 Units	N/A	279,553
	Victory Sycamore Small Company Opportunity Fund - Class R	Mutual Funds	6,781 Units	N/A	284,257

	TOTAL MUTUAL FUNDS				12,641,522

	SELF-DIRECTED BROKERAGE ACCOUNTS
*	TD Ameritrade	Self-Directed Account	N/A	N/A	666,738

	TOTAL SELF-DIRECTED BROKERAGE ACCOUNTS				666,738

	NOTES RECEIVABLE FROM PARTICIPANTS
*	Participant Loans	4.25% to 6.50%, maturity through 2038		—	134,224

	TOTAL NOTES RECEIVABLE FROM PARTICIPANTS				134,224

	TOTAL				$15,835,786

* Denotes party-in-interest transaction as the investment is managed by VOYA Financial.

N/A indicates not applicable

The Cortland Savings and Banking Company 401(k) Plan

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Cortland Savings and Banking Company 401(k) Plan

/s/ David J. Lucido	Date: June 18, 2020
David J. Lucido
Senior Vice President and
Chief Financial Officer

The Cortland Savings and Banking Company 401(k) Plan

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm – S.R. Snodgrass, P.C.